CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2578/06/LTR

SUPPL

27 November 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER


06018871

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 14 November 2006 (*Unaudited Third Quarter and Nine-Month Financial Statement for the period ended 30 September 2006*);
- 15 November 2006 (*Notification on New Subsidiaries*); and
- 20 November 2006 (*Announcement by Subsidiary Company, City e-Solutions Limited, on Delisting from Euronext Amsterdam*)

Yours faithfully

PROCESSED
DEC 0 4 2006
THOMSON FINANCIAL


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ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Unaudited Third Quarter and 9 months ended 30 September 2006 * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	14-Nov-2006 17:36:32
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2006

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Q3_06.pdf
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SEC MAIL
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CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

UNAUDITED THIRD QUARTER AND NINE-MONTH FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 SEPTEMBER 2006

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	Note	The Group Third quarter ended 30 September 2006 S$'000	The Group Third quarter ended 30 September 2005 (restated) S$'000	Incr/ (Decr) %	The Group 9-month period ended 30 September 2006 S$'000	The Group 9-month period ended 30 September 2005 (restated) S$'000	Incr/ (Decr) %
Revenue		665,212	584,472	13.8	1,808,528	1,687,380	7.2
Cost of sales		(300,264)	(292,350)	2.7	(836,028)	(825,730)	1.2
Gross profit		364,948	292,122	24.9	972,500	861,650	12.9
Business interruption income		-	-	-	-	39,859	(100.0)
Profit on sale of long leasehold interest in four hotels		150,880	-	NM	150,880	-	NM
Others		12,620	17,389	(27.4)	36,721	36,731	(0.0)
Other operating income [2]		163,500	17,389	840.2	187,601	76,590	144.9
Administrative expenses [3]		(113,546)	(103,111)	10.1	(325,778)	(316,473)	2.9
Other operating expenses [4]		(114,755)	(100,204)	14.5	(319,506)	(296,997)	7.6
Finance costs [5]		(31,240)	(35,380)	(11.7)	(101,863)	(115,195)	(11.6)
Share of after-tax profit of an associate [6]		3,203	-	NM	3,203	-	NM
Share of after-tax profit of jointly-controlled entities [7]		31,394	13,626	130.4	60,038	36,055	66.5
Profit before taxation [1]		303,504	84,442	259.4	476,195	245,630	93.9
Income tax expense [8]		(67,176)	(25,181)	166.8	(108,441)	(79,893)	35.7
Profit for the period		236,328	59,261	298.8	367,754	165,737	121.9
Attributable to:							
Equity holders of the parent		**128,313**	**36,434**	252.2	**214,408**	**99,690**	115.1
Minority interests		108,015	22,827	373.2	153,346	66,047	132.2
Profit for the period		236,328	59,261	298.8	367,754	165,737	121.9
Earnings per share							
- basic		14.1 cents	4.1 cents		22.8 cents	10.4 cents	
- diluted		13.4 cents	3.8 cents		22.4 cents	10.3 cents	

NM: Not meaningful

Note:

The comparative figures have been restated/reclassified to take into account the adjustments arising from the adoption of various new/revised Financial Reporting Standards (FRSs) and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group, or to conform with current year's presentation.

Notes to the Group's Income Statement:

(1) Profit before taxation includes the following:

	The Group Third quarter ended 30 September		The Group 9-month period ended 30 September	
	2006	2005 (restated)	2006	2005 (restated)
	S$'000	S$'000	S$'000	S$'000
Interest income	8,094	6,253	23,106	19,081
Profit on sale of investments, long leasehold interest in hotels and property, plant and equipment (net)	150,971	10,201	151,055	12,102
Investment income	2,211	3,225	6,414	5,951
Write-back of allowance for foreseeable losses on development properties (net)	30,126	540	33,876	1,614
Depreciation and amortisation	(35,736)	(37,935)	(116,824)	(123,419)
Interest expenses	(30,352)	(35,287)	(99,121)	(111,362)
Net exchange gain/(loss)	348	(2,555)	1,698	(6,021)
Mark-to-market gain on financial assets held for trading (net)	2,582	1,259	5,303	80
Impairment losses on property, plant and equipment (net)	(4,098)	-	(4,098)	-

(2) Other operating income, comprising mainly interest income, net exchange gain, net unrealised gain on equities held for trading, profit on sale of property, plant and equipment and miscellaneous income, soared to $163.5 million (2005: $17.4 million) for Q3 and $187.6 million (2005: $76.6 million) for 9-month period ended 30.9.2006. The increases were mainly due to profit recognised on sale of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts in Q3 2006 of $150.9 million. These increases would have been higher if not for the one-off business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in Q1 2005 in respect of the Millenium Hilton New York, held by its subsidiary, Millennium & Copthorne Hotels plc and gain from sale of Bayswater Tower, Sydney in Q3 2005.

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses. Administrative expenses increased by $10.4 million for Q3 and $9.3 million for 9-month period due to rental expenses incurred for the leaseback of the four abovementioned Singapore hotels from CDL Hospitality Trusts.

(4) Other operating expenses which comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees has increased by $14.6 million for Q3 and $22.5 million for 9-month period. The increases were mainly on account of higher utilities, property taxes, professional fees and salaries for the hotel division which was in line with the increase in its revenue.

(5) Finance costs comprise interest on borrowings, net unrealised loss on equities held for trading and amortisation of capitalised transaction costs on borrowings and debt securities. The decrease in finance costs by $4.1 million for Q3 and $13.3 million for 9-month period was mainly due to reduction in borrowings in 2006 and the inclusion of costs associated with planned termination of hedging instruments undertaken by a subsidiary in 2005.

(6) Share of after-tax profit of an associate relates to the Group's share of results in CDL Hospitality Trusts.

(7) Share of after-tax profit of jointly-controlled entities increased by $17.8 million to $31.4 million (2005: $13.6 million) for Q3 and $23.9 million to $60.0 million (2005: $36.1 million) for 9-month period. The increases were mainly due to profit recognised from the St. Regis Residences, The Sail @ Marina Bay, Parc Emily and Edelweiss Park for the 9-month period. The increase for the 9-month period would have been higher if not for the profit recognised from the sale of MyeongDong Central Building in Seoul, held by a jointly-controlled entity in which the Group has a 50% interest which was recognised in Q1 2005.

(8) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates, and after adjusting for underprovision of taxation in prior years of $14.7 million (2005: $2.4 million) for Q3 and $8.4 million for 9-month period ended 30.9.2006 (2005: $8.2 million).

The overall effective tax rate for the Group is 22.1% for Q3 (2005: 29.8%) and 22.8% for 9-month period (2005: 32.5%).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------->		<-- The Company ---->	
		As at 30.09.2006 S$'000	As at 31.12.2005 S$'000	As at 30.09.2006 S$'000	As at 31.12.2005 S$'000
Non-current assets					
Property, plant and equipment		6,324,784	7,062,040	338,274	561,000
Intangible assets		60	73	-	-
Investments in subsidiaries		-	-	2,187,633	2,187,325
Investment in an associate		117,855	-	-	-
Investments in jointly-controlled entities		215,309	139,270	48,654	48,654
Financial assets		136,024	109,316	34,458	37,752
Other non-current assets		285,318	287,226	105,462	107,738
		7,079,350	7,597,925	2,714,481	2,942,469
Current assets					
Development properties		1,894,204	1,886,488	1,389,061	1,484,558
Consumable stocks		13,246	13,875	-	1,014
Financial assets		59,654	52,069	-	-
Trade and other receivables		786,129	771,177	1,310,006	1,104,580
Cash and cash equivalents		664,663	573,608	108,247	137,726
		3,417,896	3,297,217	2,807,314	2,727,878
Total assets		10,497,246	10,895,142	5,521,795	5,670,347
Equity attributable to equity holders of the parent					
Share capital	(1)	1,991,397	460,944	1,991,397	460,944
Reserves		2,695,010	4,086,872	1,874,207	3,299,588
		4,686,407	4,547,816	3,865,604	3,760,532
Minority interests		1,608,557	1,527,445	-	-
Total equity		6,294,964	6,075,261	3,865,604	3,760,532
Non-current liabilities					
Interest-bearing borrowings	(2)	2,129,281	2,679,926	359,740	917,467
Other liabilities		24,616	26,285	7,845	6,626
Employee benefits		48,271	45,877	-	-
Provisions		7,410	8,377	-	-
Deferred tax liabilities		455,515	433,549	17,200	20,437
		2,665,073	3,194,014	384,785	944,530
Current liabilities					
Bank overdrafts		1,918	2,815	-	-
Trade and other payables		619,458	611,146	613,423	772,827
Interest-bearing borrowings	(2)	793,496	910,422	607,505	175,264
Other liabilities		4,756	2,394	-	-
Employee benefits		15,202	15,602	1,424	1,191
Provision for taxation		100,416	81,630	49,054	16,003
Provisions		1,963	1,858	-	-
		1,537,209	1,625,867	1,271,406	965,285
Total liabilities		4,202,282	4,819,881	1,656,191	1,909,815
Total equity and liabilities		10,497,246	10,895,142	5,521,795	5,670,347

Notes :

(1) Following the amendments brought about by the Companies (Amendment) Act 2005 which came into operation on 30 January 2006, any amount standing to the credit of the Company's share premium account as at 29 January 2006 shall become part of the Company's share capital on 30 January 2006.

(2) These balances are stated at amortised cost after taking into consideration the related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 30/9/2006 S$'000	As at 31/12/2005 S$'000
Unsecured			
-repayable within one year		608,266	175,798
-repayable after one year		1,334,679	1,499,589
	(a)	1,942,945	1,675,387
Secured			
-repayable within one year		187,124	737,884
-repayable after one year		801,965	1,187,605
	(b)	989,089	1,925,489
Gross borrowings	(a)+(b)	2,932,034	3,600,876
Less: cash and cash equivalents		(664,663)	(573,608)
Net borrowings		2,267,371	3,027,268

Decrease in net borrowings by $759.9m was mainly funded by the proceeds received from the disposal of the long leasehold interest in Grand Copthorne Waterfront Hotel, Orchard Hotel (including Orchard Hotel Shopping Arcade), M Hotel and Copthorne King's Hotel to CDL Hospitality Trusts.

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Third quarter ended 30 September		9-month period ended 30 September	
	2006	2005 (restated)	2006	2005 (restated)
Operating Activities	S$'000	S$'000	S$'000	S$'000
Profit before taxation	303,504	84,442	476,195	245,630
Adjustments for:				
Depreciation and amortisation	35,736	37,935	116,824	123,419
Property, plant and equipment written off	3,272	22	3,304	83
Profit on sale of long leasehold interest in hotels and property, plant and equipment	(150,946)	(10,201)	(150,890)	(12,102)
Share of after-tax profit of an associate	(3,203)	-	(3,203)	-
Share of after-tax profit of jointly-controlled entities	(31,394)	(13,626)	(60,038)	(36,055)
Interest income	(8,094)	(6,253)	(23,106)	(19,081)
Interest expense	30,352	35,287	99,121	111,362
Dividend income	(2,211)	(3,225)	(6,414)	(5,951)
Mark-to-market gain on financial assets held for trading	(2,582)	(1,259)	(5,303)	(80)
Profit on sale of investments	(25)	-	(165)	-
Ineffective portion of change in fair value of cashflow hedges	-	(4,179)	-	(4,473)
Allowance for foreseeable losses on development properties written back (net)	(30,126)	(540)	(33,876)	(1,614)
Loss on liquidation of a jointly-controlled entity	-	-	1,247	-
Impairment losses on property, plant & equipment (net)	4,098	-	4,098	-
Value of employee services received for issue of share options	533	599	1,539	1,621
Operating profit before working capital changes	148,914	119,002	419,333	402,759
Changes in working capital				
Development properties	(10,578)	78,347	89,365	143,745
Stocks, trade and other receivables	(20,119)	(8,241)	(98,009)	(91,603)
Trade and other payables	(6,223)	29,964	31,621	4,693
Employee benefits	1,215	897	1,940	4,305
Cash generated from operations	113,209	219,969	444,250	463,899
Income tax paid	(23,948)	(31,189)	(61,673)	(69,163)
Cash flows from operating activities carried forward	**89,261**	**188,780**	**382,577**	**394,736**

	Third quarter ended 30 September		9-month period ended 30 September	
	2006	2005 (restated)	2006	2005 (restated)
	S$'000	S$'000	S$'000	S$'000
Cash flows from operating activities brought forward	**89,261**	**188,780**	**382,577**	**394,736**
Investing Activities				
Purchase of property, plant and equipment	(47,806)	(42,053)	(99,926)	(225,005)
Proceeds from sale of long leasehold interest in hotels and property, plant and equipment	846,837	79,469	847,085	98,654
Purchase of investment in an associate	(226,590)	-	(226,590)	-
Acquisition of subsidaries (net of cash acquired)	-	(4,519)	-	(4,519)
Disposal/(purchase) of financial assets	21,588	(6,764)	(35,808)	(50,726)
Interest received	3,366	4,407	17,926	17,874
Dividends received				
- financial investments	1,772	2,592	5,487	4,847
- jointly-controlled entities	8,183	10,871	12,994	10,941
Cash flows from investing activities	607,350	44,003	521,168	(147,934)
Financing Activities				
Proceeds from issue of shares	-	16,270	51,251	41,035
Capital contribution from minority shareholders	3,817	972	7,366	4,060
Proceeds from bank borrowings	-	351,661	12,534	456,259
Repayment of bank borrowings	(238,510)	(549,876)	(631,594)	(798,644)
Net (repayment of)/proceeds from revolving credit facilities and short-term bank borrowings	(374,314)	427,789	(76,299)	546,789
Repayment to finance leases	(2,973)	(2,695)	(5,694)	(5,408)
Proceeds from issuance of bonds and notes	-	637	328,450	242,509
Payment of transaction costs	(40)	(954)	(2,388)	(2,802)
Repayment of bonds and notes	(20,000)	(334,684)	(270,000)	(638,661)
Repayment of other long-term liabilities	(914)	(1,116)	(578)	(2,172)
Fixed deposits pledged to a financial institution	(8)	(5)	(27)	(13)
Dividends paid	(374)	-	(134,327)	(111,487)
Repayment from/(advances to) related corporations	29,843	(39,933)	32,647	(45,914)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(28,243)	(42,873)	(106,331)	(123,026)
Cash flows from financing activities	(631,716)	(174,807)	(794,990)	(437,475)
Net increase/(decrease) in cash and cash equivalents carried forward	**64,895**	**57,976**	**108,755**	**(190,673)**

	Third quarter ended 30 September		9-month period ended 30 September	
	2006	2005 (restated)	2006	2005 (restated)
	S$'000	S$'000	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	**64,895**	**57,976**	**108,755**	**(190,673)**
Effect of exchange rate changes on balances held in foreign currencies	15,606	(1,533)	(16,830)	2,780
Cash and cash equivalents at beginning of the period	581,191	581,327	569,767	825,663
Cash and cash equivalents at end of the period	**661,692**	**637,770**	**661,692**	**637,770**
Cash and cash equivalents comprise:-				
Cash and cash equivalents as shown in the Balance Sheet	664,663	642,229	664,663	642,229
Less: Fixed deposits pledged to a financial institution	(1,053)	(1,023)	(1,053)	(1,023)
Bank overdrafts	(1,918)	(3,436)	(1,918)	(3,436)
	661,692	637,770	661,692	637,770

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	<------Attributable to equity holders of the parent------>								
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
At 1 January 2006	460.9	1,492.3	148.2	23.3	142.0	2,281.1	4,547.8	1,527.4	6,075.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(38.1)	-	(38.1)	(61.3)	(99.4)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.5)	-	(0.5)	0.1	(0.4)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	1.2	-	1.2	1.1	2.3
Change in fair value of equity investments available-for-sale	-	-	-	3.0	-	-	3.0	-	3.0
Net gains/(losses) recognised directly in equity	-	-	-	3.0	(37.4)	-	(34.4)	(60.1)	(94.5)
Profit for the period	-	-	-	-	-	41.2	41.2	15.7	56.9
Total recognised income and expenses for the period	-	-	-	3.0	(37.4)	41.2	6.8	(44.4)	(37.6)
Issue of ordinary shares	4.2	16.9	-	-	-	-	21.1	-	21.1
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.4	3.4
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,509.2)	-	-	-	13.1	-	-	-
Dividends	-	-	-	-	-	-	-	(4.6)	(4.6)
At 31 March 2006	1,961.2	-	148.2	26.6	104.6	2,335.4	4,576.0	1,482.0	6,058.0
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(11.9)	-	(11.9)	(13.7)	(25.6)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	-	-	-	0.4	0.4
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(2.7)	-	(2.7)	(2.4)	(5.1)
Change in fair value of equity investments available-for-sale	-	-	-	(6.7)	-	-	(6.7)	-	(6.7)
Net losses recognised directly in equity	-	-	-	(6.7)	(14.6)	-	(21.3)	(15.7)	(37.0)
Profit for the period	-	-	-	-	-	44.9	44.9	29.6	74.5
Total recognised income and expenses for the period	-	-	-	(6.7)	(14.6)	44.9	23.6	13.9	37.5
Issue of ordinary shares	30.2	-	-	-	-	-	30.2	-	30.2
Change of interest in subsidiaries	-	-	-	-	-	-	-	0.2	0.2
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Dividends	-	-	-	-	-	(97.3)	(97.3)	(25.6)	(122.9)
At 30 June 2006	1,991.4	-	148.2	20.2	90.0	2,283.0	4,532.8	1,470.7	6,003.5
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	24.9	-	24.9	27.3	52.2
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(1.0)	-	(1.0)	(0.7)	(1.7)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(0.3)	-	(0.3)	(0.3)	(0.6)
Change in fair value of equity investments available-for-sale	-	-	-	1.4	-	-	1.4	-	1.4
Net gains recognised directly in equity	-	-	-	1.4	23.6	-	25.0	26.3	51.3
Profit for the period	-	-	-	-	-	128.3	128.3	108.0	236.3
Total recognised income and expenses for the period	-	-	-	1.4	23.6	128.3	153.3	134.3	287.6
Change of interest in subsidiaries	-	-	0.1	-	-	-	0.1	3.7	3.8
Value of employee services received for issue of share options	-	-	-	0.2	-	-	0.2	0.3	0.5
Dividends	-	-	-	-	-	-	-	(0.4)	(0.4)
At 30 September 2006	1,991.4	-	148.3	21.8	113.6	2,411.3	4,686.4	1,608.6	6,295.0

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Group	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<---Attributable to equity holders of the parent--->								
At 1 January 2005[1]	452.5	1,458.7	148.2	9.8	145.2	2,149.7	4,364.1	1,460.8	5,824.9
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(3.5)	-	(3.5)	20.9	17.4
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	0.9	-	0.9	0.3	1.2
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	0.3	-	0.3	0.3	0.6
Effective portion of change in fair value of cash flow hedges	-	-	-	2.6	-	-	2.6	2.4	5.0
Change in fair value of equity investments available-for-sale	-	-	-	4.3	-	-	4.3	-	4.3
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.4)	(1.4)	(1.2)	(2.6)
Net gains/(losses) recognised directly in equity	-	-	-	6.9	(2.3)	(1.4)	3.2	22.7	25.9
Profit for the period, restated	-	-	-	-	-	40.3	40.3	20.4	60.7
Total recognised income and expenses for the period	-	-	-	6.9	(2.3)	38.9	43.5	43.1	86.6
Issue of ordinary shares	2.7	10.7	-	-	-	-	13.4	-	13.4
Change of interest in subsidiaries	-	-	-	-	-	-	-	2.9	2.9
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
At 31 March 2005, restated	455.2	1,469.4	148.2	17.0	142.9	2,188.6	4,421.3	1,507.0	5,928.3
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	0.2	-	0.2	5.5	5.7
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.3)	-	(0.3)	(0.7)	(1.0)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	0.5	-	0.5	0.2	0.7
Effective portion of change in fair value of cash flow hedges	-	-	-	3.1	-	-	3.1	2.8	5.9
Change in fair value of equity investments available-for-sale	-	-	-	(0.3)	-	-	(0.3)	-	(0.3)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.8)	(1.8)	(1.6)	(3.4)
Net gains/(losses) recognised directly in equity	-	-	-	2.8	0.4	(1.8)	1.4	6.2	7.6
Profit for the period, restated	-	-	-	-	-	23.0	23.0	22.7	45.7
Total recognised income and expenses for the period	-	-	-	2.8	0.4	21.2	24.4	28.9	53.3
Issue of ordinary shares	2.3	9.1	-	-	-	-	11.4	-	11.4
Change of interest in subsidiaries	-	-	-	-	-	-	-	0.2	0.2
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	(59.2)	(59.2)	(52.3)	(111.5)
At 30 June 2005, restated	457.5	1,478.5	148.2	20.1	143.3	2,150.6	4,398.2	1,484.1	5,882.3
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	5.4	-	5.4	(5.8)	(0.4)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(1.2)	-	(1.2)	(0.3)	(1.5)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	0.9	-	0.9	1.1	2.0
Effective portion of change in fair value of cash flow hedges	-	-	-	0.7	-	-	0.7	0.5	1.2
Change in fair value of equity investments available-for-sale	-	-	-	3.2	-	-	3.2	-	3.2
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.2)	(1.2)	(1.0)	(2.2)
Net gains/(losses) recognised directly in equity	-	-	-	3.9	5.1	(1.2)	7.8	(5.5)	2.3
Profit for the period, restated	-	-	-	-	-	36.5	36.5	22.8	59.3
Total recognised income and expenses for the period	-	-	-	3.9	5.1	35.3	44.3	17.3	61.6
Issue of ordinary shares	3.2	13.0	-	-	-	-	16.2	-	16.2
Change of interest in subsidiaries	-	-	-	-	-	-	-	1.0	1.0
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.3	0.6
At 30 September 2005, restated	460.7	1,491.5	148.2	24.3	148.4	2,185.9	4,459.0	1,502.7	5,961.7

** Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

Note:
(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2006	460.9	1,479.2	63.7	17.7	1,739.0	3,760.5
Change in fair value of equity investments available-for-sale	-	-	-	0.7	-	0.7
Net gain recognised directly in equity	-	-	-	0.7	-	0.7
Profit for the period	-	-	-	-	18.4	18.4
Total recognised income and expenses for the period	-	-	-	0.7	18.4	19.1
Issue of ordinary shares	4.2	16.9	-	-	-	21.1
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,496.1)	-	-	-	-
At 31 March 2006	1,961.2	-	63.7	18.4	1,757.4	3,800.7
Change in fair value of equity investments available-for-sale	-	-	-	(3.1)	-	(3.1)
Net loss recognised directly in equity	-	-	-	(3.1)	-	(3.1)
Profit for the period	-	-	-	-	102.0	102.0
Total recognised income and expenses for the period	-	-	-	(3.1)	102.0	98.9
Issue of ordinary shares	30.2	-	-	-	-	30.2
Dividends	-	-	-	-	(97.3)	(97.3)
At 30 June 2006	1,991.4	-	63.7	15.3	1,762.1	3,832.5
Change in fair value of equity investments available-for-sale	-	-	-	(0.2)	-	(0.2)
Net loss recognised directly in equity	-	-	-	(0.2)	-	(0.2)
Profit for the period	-	-	-	-	33.3	33.3
Total recognised income and expenses for the period	-	-	-	(0.2)	33.3	33.1
Issue of ordinary shares	-	-	-	-	-	-
At 30 September 2006	1,991.4	-	63.7	15.1	1,795.4	3,865.6

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2005[1]	452.5	1,445.6	63.7	13.2	1,701.0	3,676.0
Change in fair value of equity investments available-for-sale	-	-	-	3.7	-	3.7
Net gain recognised directly in equity	-	-	-	3.7	-	3.7
Profit for the period, restated	-	-	-	-	3.0	3.0
Total recognised income and expenses for the period	-	-	-	3.7	3.0	6.7
Issue of ordinary shares	2.7	10.7	-	-	-	13.4
At 31 March 2005, restated	455.2	1,456.3	63.7	16.9	1,704.0	3,696.1
Change in fair value of equity investments available-for-sale	-	-	-	(1.0)	-	(1.0)
Net loss recognised directly in equity	-	-	-	(1.0)	-	(1.0)
Profit for the period, restated	-	-	-	-	-	-
Total recognised income and expenses for the period	-	-	-	(1.0)	-	(1.0)
Issue of ordinary shares	2.3	9.1	-	-	-	11.4
Dividends	-	-	-	-	(59.2)	(59.2)
At 30 June 2005, restated	457.5	1,465.4	63.7	15.9	1,644.8	3,647.3
Change in fair value of equity investments available-for-sale	-	-	-	2.5	-	2.5
Net gain recognised directly in equity	-	-	-	2.5	-	2.5
Profit for the period, restated	-	-	-	-	7.8	7.8
Total recognised income and expenses for the period	-	-	-	2.5	7.8	10.3
Issue of ordinary shares	3.2	13.0	-	-	-	16.2
At 30 September 2005, restated	460.7	1,478.4	63.7	18.4	1,652.6	3,673.8

Note:

(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

There was no change in the Company's issued share capital during the 3 months ended 30 September 2006. The total number of issued ordinary shares as at 30 September 2006 is 909,301,330 (30 September 2005: 888,408,388 ordinary shares).

As at 30 September 2006, there were no outstanding bonus warrants as bonus warrants which were not exercised as at 10 May 2006 (date of expiry of the subscription rights comprised in the bonus warrants) had lapsed (30 September 2005: 21,495,819 warrants outstanding).

Preference share capital

There were no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the three months ended 30 September 2006. The total number of issued Preference Shares as at 30 September 2006 and 30 September 2005 is 330,874,257.

As at 30 September 2006, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares (30 September 2005: 44,998,898 ordinary shares).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except for the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006 (refer item 5 below), the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Other than the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006, there has been no change in the accounting policies and methods of computation adopted by the Group. The adoption of the new/revised Financial Reporting Standards is not expected to have a significant impact on the financial statements of the Group.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Third quarter ended 30 September		9-month period ended 30 September	
	2006	2005 (restated)	2006	2005 (restated)
Basic Earnings per share (cents)	14.1	4.1	22.8	10.4
Diluted Earnings per share (cents)	13.4	3.8	22.4	10.3
Earnings per share is calculated based on:				
a) Profit attributable to equity holders of the parent (S$'000) (*)	128,313	36,434	208,022	93,291
b) Weighted average number of ordinary shares in issue:				
- basic	909,301,330	888,086,794	913,545,632	901,110,342
- diluted (**)	954,300,228	948,424,456	958,544,530	901,775,119

** After deducting preference dividends of $6,386,000 declared and paid in Q2 2006 (9-month period ended 30.9.2005: $6,399,000).*

*** For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares. For the 9-month period ended 30.9.2005, the preference shares were anti-dilutive and therefore were excluded from the calculation of fully diluted earnings per share.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/9/2006 S$	31/12/2005 S$	30/9/2006 S$	31/12/2005 S$
Net Asset Value per ordinary share based on issued share capital of 909,301,330 ordinary shares as at 30 September 2006 (888,801,058 ordinary shares as at 31 December 2005).	5.15	5.12	4.25	4.23

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

The Group performed exceptionally well with attributable profit (after tax and minority interests) increasing by $91.9 million or 252% to $128.3 million (restated 2005: $36.4 million) for Q3 of 2006. Pre-tax profit for that period increased by 259% to $303.5 million (restated 2005: $84.4 million).

For the 9-month period ended 30 September 2006, attributable profit (after tax and minority interests) increased by $114.7 million or 115% to $214.4 million (restated 2005: $99.7 million). Pre-tax profit grew by 94% to $476.2 million (restated 2005: $245.6 million). Basic EPS increased to 22.8 cents (restated 2005: 10.4 cents) for that period.

The improvement in performance is mainly due to significantly higher profit contributions from the property development sector coupled with good results achieved for hotel operations with particularly strong performances in US and Asia. Profit was also recognised on the disposal of long leasehold interest in hotels to CDL Hospitality Trusts (CDLHT), in which the Company's 53% subsidiary, Millennium & Copthorne Hotels plc (M&C), has a 39.1% interest.

Excluding the one-off gains arising from the disposal of the Group's interest in hotels to CDLHT in 2006 and the business interruption income recognised in 2005, pre-tax profit for the Group would have increased by 81% to $152.6 million (restated 2005: $84.4 million) for Q3 and 58% to $325.3 million (adjusted 2005: $205.8 million) for the 9-month period.

In view of the strong results achieved by the Group, the Board has declared a special interim ordinary dividend of 7.5 cents per share (gross) for the financial year ending 31 December 2006.

Property

The Singapore economy grew robustly in the first three quarters of the year – by 8.6% year-on-year. The full-year growth is likely to be in the higher band of the official estimate of 6.5% - 7.5% for 2006 or even surpassing it.

Unemployment has fallen from 3.2% in Q3 last year to 2.7% in this Q3, and the market is generally optimistic on all the major sectors of the economy.

The property market has performed strongly this year. The residential property price index increased by 2.7% in Q3, the highest quarterly increase since year 2000. Property prices overall have increased by about 12% since the market bottomed out in 2004, led mainly by the high-end luxury segment of the market. However, there are indications that the low-to-mid segment of the residential property market is also improving. Industry-wise, a total of 6,736 new units were sold in the first three quarters, which is slightly higher than last year's sales for the same period. Rent of private homes has also recovered strongly. It increased by 5% in Q3 compared to 2.1% in the previous quarter.

The Group's residential project launches have performed remarkably well. As a market leader, the Group set new benchmarks by redefining lifestyles in Singapore with the introduction of the first of its kind, branded St. Regis Residences. This ultimate, innovative lifestyle, launched in June this year, set unprecedented record prices for the niche, ultra-luxurious residential market. The Group has since sold more than 100 of its launched residences. The response was most encouraging especially since the Group has not even embarked on its international marketing campaign. In view of the strong demand, it has released more units for sale. This limited edition, 173-unit premium development has attracted much interest from overseas. We believe that this joint venture (JV) development, with over 65% purchases made by foreigners to-date, has set another new record high. Traditionally in Singapore, the average is about 25% of foreign buyers.

Phase 1 of this 50:50 joint development, comprising 106 units of the Residences @ Evelyn located in the Newton/Scotts Road area is now fully sold. The Group has since released more units in the 2nd tower and sales are progressing well

Launched in July this year, The Oceanfront @ Sentosa Cove has enjoyed phenomenal success. The Group is pleased to announce that this 50:50 JV development is now 100% sold.

For the period under review, the Group booked in healthy profits from the pre-sale of the high profile St. Regis Residences and The Sail @ Marina Bay, which are JV developments. Profits from other JV projects such as The Pier at Robertson, Savannah CondoPark and Edelweiss Park, plus pre-sold JV developments such as Parc Emily and Residences @ Evelyn were also booked in progressively. Emery Point and City Square Residences, which are wholly owned by the Group, also contributed to its profits for the period under review. However, profits from The Oceanfront @ Sentosa Cove have not been accounted for as it is still in the initial stage of construction and will be recognised progressively.

For the year 2005, the Group sold 2,100 units for about $1.6 billion. Profits generated from these pre-sold units have been secured and will continue to be booked in progressively from the current year. In addition, for the 9 months to 30 September 2006, the Group sold 835 units for about $2 billion, mostly from high-end developments. Profits from these sales would also be locked in for recognition in stages.

The office market has performed strongly with rental increasing by 7% in Q3. Average office rental has increased by 16.7% this year and average occupancy has also increased to 89.5%, a level not seen since 2001.

The Group's office portfolio is performing well with occupancy exceeding 92%. Rentals from new leases and renewals were adjusted to reflect the improving office market.

<u>Hotel</u>

M&C delivered a strong set of results. For the 9 months to 30 September, M&C's revenue grew 9.6% to £468.8 million (approx. $1,361.9 million) (2005: £427.6 million, approx. $1,306.7 million) and pre-tax profit increased to £69.4 million (approx. $201.6 million) (2005: £59.1 million, approx. $180.6 million). Its attributable profit (after tax and minority interests) increased by £13.8 million (approx. $34.7 million) to £49.6 million, approx. $144.1 million (2005: £35.8 million, approx $109.4 million). Group RevPAR was up 9.3% and up by 8.4% at constant rates of exchange with particularly strong performances in the US and Asia with RevPAR growth of 9.6% and 14.1% respectively (at constant rates of exchange). Basic earnings per share increased by 37% to 17.1p (2005: 12.5p).

The sale of the long leasehold interests in three of M&C's Singapore hotels for a consideration of $612.2 million (£210.6 million) to CDLHT, a hotel real estate investment trust group listed on the Singapore Exchange, was completed on 19 July 2006. The assets sold to CDLHT included a 75-year leasehold interest in both the freehold Orchard Hotel (including the connected shopping arcade) and M Hotel, and the remaining 61 years of a 99-year leasehold interest in Copthorne King's Hotel. In addition, CDLHT also acquired a 75-year leasehold interest in the freehold Grand Copthorne Waterfront Hotel for $234.1 million (£80.5 million), which was a hotel managed by M&C and owned by the Group. CDLHT, in turn has leased all four hotels back to M&C.

M&C received cash of £210.6 million ($612.2 million) from the disposal of its hotels of which £78.0 million (approx. $226.6 million) was re-invested for a 39.1% stake in CDLHT. This demonstrates M&C's ability to unlock value and create a platform to accelerate future growth potential at the right time. For the third quarter, M&C recorded a pre-tax gain on disposal of £10.1 million (approx. $29.4 million). The formation of CDLHT, which transformed M&C's ownership structure of these hotels from 100% of three hotels to 39.1% of four hotels, is expected to have a net positive impact on its full year earnings in spite of the dilution in ownership.

The CDLHT float was completed on 19 July 2006 with an initial share price of $0.83. Despite the volatile and uncertain trading market conditions during its debut, the stock continued its steady climb upwards and investors are extremely pleased with its performance. As at end of September, the share price has increased by $0.23 to $1.06. CDLHT recently announced a strong set of initial results for the period ended 30 September and its first dividend for the period from listing date to 31 December 2006 will be paid on or before 1 March 2007. Subsequent distributions will be semi-annual.

In October, CDLHT announced that it had entered into a conditional sale and purchase agreement to acquire the 455-room Rendezvous Hotel Auckland in New Zealand for about $116.2 million (NZ$113 million). This prime freehold deluxe hotel is the largest hotel in the city in terms of number of rooms. This is a yield-accretive acquisition for CDLHT and the lease agreement with a third party hotel operator has a variable rent component which will provide further upside for CDLHT if the performance of the hotel exceeds certain room revenue benchmarks.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for the second quarter and half year ended 30 June 2006.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

<u>Property</u>

Market indicators are very positive and the economy is expected to continue to perform well into 2007.

The government has put in place new strategies to develop Singapore into a more enterprise-friendly, world-class city in which to live, work and enjoy. It has created new platforms to attract capable and skilled foreign talents across all sectors, emphasising on building an excellent cost-competitive infrastructure for businesses and focusing on developing Singapore as the hub in a resurgent Asia. It has also committed to implementing a series of programmes to enhance tourists' arrival in Singapore, and expects to increase the number of tourists from the current 8 million to 17 million by 2015. These, amongst other strategies, will provide the impetus for Singapore's growth to become a global city.

With increased business opportunities in Singapore and the region, the real estate sector, which in our case, encompasses residential, office, retail, hotel and even hospitality Real Estate Investment Trusts (REIT), has benefited from the positive economic sentiments. The property market continues to move in an upbeat momentum. Indicative signs already testify to these trends with property price index improving, mainly led by high-end residential developments together with office rentals moving upwards.

The mid-tier residential property market segment is also beginning to experience recovery. It is noted that the stock of unsold launched properties in Singapore has declined substantially and this will help the market gain upward momentum. The Group is therefore in an advantageous position to extract maximum value from its land bank which can be developed into mid-tier and niche projects, thereby positioning itself favourably to ride on the growth of the property market. The Group has one of the largest land bank and is one of the biggest commercial landlords in downtown Singapore. It will definitely benefit from this recovery, hence reinforcing its strategy of being the proxy to the Singapore property market.

The Group is expected to launch two new projects soon. The first being the freehold 33-storey development – renamed Tribeca by the waterfront, located next to Grand Copthorne Waterfront Hotel. This 175-unit development with panoramic views of the Singapore River is expected to generate strong interests.

The second project to be launched is the redevelopment of No. 1 Shenton Way. Located in the vicinity of the Marina Bay and IR, it has generated considerable interests. Rising 50-storey and 42-storey high, this twin tower iconic project with 341 apartments will offer a distinctive sculptural addition to the new Singapore skyline.

In the pipeline, the Group is also planning for the launch of other high-end luxurious projects, namely, a proposed 110-unit development at the Kim Lin Mansion site located at Grange Road, a boutique 59-unit development at Balmoral Park/Stevens Road, and the much sought after 236-unit luxurious residential development at the Quayside Collection at Sentosa Cove.

In line with the Group's policy of replenishing its land bank selectively, it has successfully tendered for the purchase of the Futura development site in an enbloc sale tender. It paid $287.3 million for the coveted 87,034 square feet site located in the Grange Road/Leonie Road locality. The site with a plot ratio of 2.8 can be developed into a 36-storey luxurious condominium with more than 100 units. This new acquisition will be added to the portfolio of strategic land purchases made by the Group since the beginning of this year which includes Lock Cho Apartments in the Thomson locality, Lucky Tower along Grange Road and the Quayside Collection at Sentosa Cove. With these acquisitions, including Futura, the Group has added to its land bank a total of about 917,000 square feet, amounting to a value of over $1.0 billion.

The office market is facing a tight supply situation. With average occupancy currently at almost 90% and strong demand coming from increased business activities, rental is expected to continue to improve in the short to medium term. Given the shortage in supply, rental is expected to surpass the previous peak very soon. In fact, rental for Republic Plaza has crossed the $10 per square foot per month level in its latest commitment as compared to a year ago when it achieved about $6.50 per square foot.

The Group will have more leases up for renewal next year than the current year. Given the improving office rental market conditions, the leases are expected to be renewed at a higher rate. The Group will be in an advantageous position to re-evaluate the office REIT next year.

Construction of the exciting 721,000 square feet retail complex - City Square Mall, at Kitchener Road, has begun. It will be one of the largest malls to be built at the fringe of the city, and within a precinct that is experiencing rapid transformation. This upcoming mall is timely especially since Singapore envisions itself as a global shopping haven. With a renewed and vibrant retail environment, the Group is now negotiating with several potential anchor and major tenants to lease retail space in this Mall and response to-date is good.

Hotel

M&C has continued to perform well and the final quarter has begun positively with Group RevPAR for the 1st 28 days of October up by 11.6% on a like-for-like basis. This reflects the success of its implementation of the rate-driven RevPAR strategy.

M&C's Nominations Committee has been interviewing an impressive selection of potential applicants for the post of the Group Chief Executive. The new Group Chief Executive will be appointed from outside the company and an announcement will be made as soon as possible.

Group Prospects

The various sectors of the property market are performing well, particularly for the high-end residential properties. We are beginning to see increased movement in the mid-tier market and the recovery for this segment is just beginning as it is still about 30% below the property peak of '96. There is thus still much potential for growth.

The real estate market is expected to continue its upswing momentum in the light of the favourable economic sentiments and the new strategies adopted by the government which have placed this city into the limelight of the global arena.

The Singapore government has restructured its economy and we are now heading towards a stronger and more sustainable growth. With increased investments flowing into Singapore, we are confident that this city is well positioned to experience an active economic cycle, cutting across all sectors. The property sector is no exception. It will be one of the main beneficiaries backed by an improved economy. Furthermore, with the adoption of government strategies to attract foreign talent, this will help to boost the residential sector which has been suffering from several challenging years of sluggish performance and one that has been lagging behind other regional property markets. The Group is therefore confident to continue to perform strongly in the next few years.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

The Company had, on 30 June 2006, paid a non-cumulative preference dividend to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares ("Preference Shares") of 1.93 cents (net) per Preference Share, calculated at the dividend rate of 3.9% (net) per annum on the issue price of $1.00 for each Preference Share, for the dividend period from 31 December 2005 to 29 June 2006.

On 14 November 2006, the Board of Directors declared:

(i) a special interim ordinary dividend of 7.5 cents per ordinary share less 20% Singapore income tax to ordinary shareholders; and

(ii) pursuant to the recommendation of the Audit Committee, the payment of a non-cumulative preference dividend to holders of the Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 184 days, being the actual number of days comprised in the dividend period from 30 June 2006 to 30 December 2006, divided by 365 days.

Name of Dividend	Special Interim Ordinary Dividend	Preference Dividend
Date of payment	27 December 2006	3 January 2007
Dividend Type	Cash	Cash
Dividend Amount (in cents)	7.5 cents (gross) per Ordinary Share	1.97 cents (net) per Preference Share
Dividend rate (in %)	N.A.	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	N.A.	From 30 June 2006 to 30 December 2006 (both dates inclusive)
Issue price	N.A.	$1.00 per Preference Share
Tax rate	20%	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes.

Name of Dividend	Preference Dividend	Preference Dividend
Date of payment	30 June 2005	3 January 2006
Dividend Type	Cash	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)	1.97 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2004 to 29 June 2005 (both dates inclusive)	From 30 June 2005 to 30 December 2005 (both dates inclusive)
Par value of Preference Shares*	$0.05 per Preference Share	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference Share	$1.00 per Preference Share
Tax rate	20%	20%

* Par value of preference shares was abolished on 30 January 2006.

(c) Date payable

(i) The special interim ordinary dividend will be paid on 27 December 2006.

(ii) The preference dividend for the period from 30 June 2006 to 30 December 2006 (both dates inclusive) will be paid on 3 January 2007.

(d) Books Closure Date

NOTICE IS HEREBY GIVEN that the ordinary shares and Preference Shares Transfer Books and Registers of Holders of ordinary shares and Preference Shares of the Company will be closed on 8 December 2006. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 7 December 2006 will be registered to determine ordinary shareholders' and Preference Shareholders' entitlement to the special interim ordinary dividend of 7.5 cents per ordinary share less 20% Singapore income tax and preference dividend (the "Preference Dividend") of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share for the dividend period from 30 June 2006 to 30 December 2006 (both dates inclusive). In respect of ordinary shares and Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the special interim ordinary dividend and Preference Dividend (the "Dividends") will be paid by the Company to CDP who will distribute the Dividends to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	<------------------The Group		---------------->		
	Third quarter ended 30 September		9-month period ended 30 September		
	2006	2005 (restated)	2006	2005 (restated)	Note
	S$'000	S$'000	S$'000	S$'000	
Revenue					
Property Development	152,907	89,281	312,772	223,029	
Hotel Operations	456,476	441,669	1,337,660	1,311,241	
Rental Properties	43,616	40,516	124,661	119,421	
Others	12,213	13,006	33,435	33,689	
	665,212	584,472	1,808,528	1,687,380	
Profit before tax (*)					
Property Development	80,513	28,138	145,279	50,405	
Hotel Operations	209,388	47,695	301,452	163,141	(a)
Rental Properties	5,077	6,954	8,277	27,575	
Others	8,526	1,655	21,187	4,509	
	303,504	84,442	476,195	245,630	

** Includes share of after-tax profit of an associate and jointly-controlled entities.*

Note:

(a) Included in pre-tax profit for the Hotel Operations for 9-month period ended 30.9.2006 is the gain of $150.9 million recognised on the sale of long leasehold interest in Grand Copthorne Waterfront Hotel, Orchard Hotel (including Orchard Hotel Shopping Arcade), M Hotel and Copthorne King's Hotel to CDL Hospitality Trusts. For 2005, pre-tax profit included the one-off profit of £12.8 million (approximately S$39.8 million) which arose from the settlement of the Millenium Hilton insurance claim. Excluding these one-off gains, pre-tax profit of the Hotel Operations would have increased by 22.1% to $150.6 million (adjusted 2005: 123.3 million).

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue increased by $63.6 million (or 71.2%) to $152.9 million (2005: $89.3 million) and $89.8 million (or 40.3%) to $312.8 million (2005: $223.0 million) for Q3 and 9-month period respectively.

Pre-tax profit increased by $52.4 million (or 186.5%) to $80.5 million (restated 2005: $28.1 million) and $94.9 million (or 188.3%) to $145.3 million (restated 2005: $50.4 million) for Q3 and 9-month period respectively.

Projects that contributed to both revenue and profit include City Square Residences, Residences @ Evelyn, Savannah CondoPark, The Pier at Robertson, The Equatorial and sale of the apartments in Zenith Residences, Sydney held by its subsidiary, Millennium & Copthorne Hotels plc. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, St. Regis Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from City Square Residences, Residences @ Evelyn, The Equatorial and sale of apartments in Sydney.

The increase in pre-tax profit, which is in-line with the improvement in revenue, is also due to profit recognised for St. Regis Residences as well as higher contributions from The Sail @ Marina Bay, Parc Emily and Edelweiss Park.

Hotel Operations

Revenue improved by $14.8 million (or 3.4%) to $456.5 million (2005: $441.7 million) and $26.5 million (or 2.0%) to $1,337.7 million (2005: $1,311.2 million) for Q3 and 9-month period respectively. The increase in revenue is mainly due to improvement in the Group's RevPAR which increased by 6.5% for Q3 and 9.3% for 9-month period, with strong performances in the United States and Asia.

Pre-tax profit soared to $209.4 million (2005: $47.7 million) for Q3 and $301.5 million (2005: $163.1 million) for 9-month period. The increases in pre-tax profit resulted from improvement in RevPar and the gain of $150.9 million recognised on sale of the 75-year lease each in Grand Copthorne Waterfront Hotel, Orchard Hotel (including Orchard Hotel Shopping Arcade) and M Hotel, and the remaining 61 years of 99-year leasehold interest in Copthorne King's Hotel to CDL Hospitality Trusts in Q3 2006. These increases would have been higher if not for the one-off profit of £12.8 million (approximately S$39.8 million) from the settlement of Millenium Hilton insurance dispute in Q1 2005 and gain from sale of Bayswater Tower in Q3 2005.

Rental Properties

Revenue increased by $3.1 million to $43.6 million (2005: $40.5 million) and $5.3 million to $124.7 million (2005: $119.4 million) for Q3 and 9-month period respectively mainly due to higher carpark income generated and improved average occupancy.

Pre-tax profit fell to $5.1 million (restated 2005: $7.0 million)) for Q3 and $8.3 million (restated 2005: $27.6 million) for 9-month period. The decreases were mainly due to the initial operating losses of Exchange Tower, located in Bangkok. In addition, higher profit was achieved in the 9-month period ended 30.9.2005 mainly from the disposal of MyeongDong Central Building in Seoul, held by a jointly-controlled entity in which the Group has a 50% interest in Q1 2005, and disposal of units in Tanglin Shopping Centre.

Others

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has decreased marginally to $12.2 million (2005: $13.0 million) for Q3 and $33.4 million (2005: $33.7 million) for 9-month period.

Pre-tax profit for this segment increased by $6.8 million to $8.5 million (restated 2005: $1.7 million) for Q3 and $16.7 million to $21.2 million (restated 2005: $4.5 million) for 9-month period. The increase resulted from higher unrealised gain on equities held for trading, exchange gain on foreign currency denominated loans and deposits and higher management fee income.

15. A breakdown of sales

	<------------------The Group-------------------->			
	2006		2005 (restated)	
	Q3 S$'000	9-month S$'000	Q3 S$'000	9-month S$'000
Sales	665,212	1,808,528	584,472	1,687,380
Operating profit after tax before deducting minority interests	236,328	367,754	59,261	165,737

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2005 S$'000	Full Year 2004 S$'000
Ordinary	54,507	52,786
Special	36,338	-
Preference	12,904	7,248
Total	**103,749**	**60,034**

The first and final ordinary dividend and special ordinary dividend for 2005 of 7.5 cents and 5.0 cents per ordinary share less 20% tax respectively were approved by the ordinary shareholders at the Annual General Meeting held on 26 April 2006 and the dividend amounts were based on the number of issued ordinary shares as at 4 May 2006.

17. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 30 September 2006 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases, cleaning services and carpark operation and management services)*	$3,207,156.80
	Total	**$3,207,156.80**
Directors and their immediate family members		Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
14 November 2006

CONFIRMATION BY THE BOARD

The Directors of the Company hereby confirm, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the Group's unaudited financial results for the quarter and the 9-month period ended 30 September 2006 to be false or misleading in any material respect.

On behalf of the Board of Directors

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore, 14 November 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-Nov-2006 17:12:47
Announcement No.	00048

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The details of the announcement start here ...



Announcement Title *	Notification on New Subsidiaries
Description	Please refer to the attached file on the above.
Attachments:	CDL_announcement.pdf Total size = **65K** (2048K size limit recommended)

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SEC MAIL PROCESSING
RECEIVED
NOV 2 8 2006
WASH, D.C.
160
SECTION

NOTIFICATION ON NEW SUBSIDIARIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(1) Singapura Developments (Private) Limited, a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as Primeview Investment Limited ("Primeview").

Information relating to Primeview is as follows:

Name of company	:	Primeview Investment Limited
Date & country of incorporation	:	1 September 2006 Labuan, Malaysia
Issued share capital	:	S$2 comprising 2 shares of S$1 each
Principal activity	:	Investment holding

(2) Primeview has in turn incorporated a wholly-owned subsidiary known as Ace Investments Limited ("Ace").

Information relating to Ace is as follows:

Name of company	:	Ace Investments Limited
Date & country of incorporation	:	20 September 2006 Mauritius
Issued share capital	:	S$1 comprising 1 share of S$1
Principal activity	:	Investment holding

(3) Ace has in turn incorporated eleven wholly-owned subsidiaries, details of which are as follows:

(i)	Name of company	:	Credence Investments Limited
	Date & country of incorporation	:	20 September 2006 Mauritius
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding
(ii)	Name of company	:	Everprofitable Investment Limited
	Date & country of incorporation	:	25 September 2006 Labuan, Malaysia
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding

(iii)	Name of company	:	Freshdale Investment Limited
	Date & country of incorporation	:	25 September 2006 Labuan, Malaysia
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding
(iv)	Name of company	:	Spectra Investment Limited
	Date & country of incorporation	:	25 September 2006 Labuan, Malaysia
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding
(v)	Name of company	:	Everbright Investments Limited
	Date & country of incorporation	:	25 September 2006 Labuan, Malaysia
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding
(vi)	Name of company	:	Winning Elite Investment Limited
	Date & country of incorporation	:	25 September 2006 Labuan, Malaysia
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding
(vii)	Name of company	:	Shining Star Investment Limited
	Date & country of incorporation	:	25 September 2006 Labuan, Malaysia
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding
(viii)	Name of company	:	Goldenrise Investment Limited
	Date & country of incorporation	:	26 September 2006 Labuan, Malaysia
	Issued share capital	:	THB10 comprising 1 share of THB10
	Principal activity	:	Investment holding

(ix) Name of company : Grandeur Investment Limited

Date & country of incorporation : 26 September 2006
Labuan, Malaysia

Issued share capital : THB10 comprising 1 share of THB10

Principal activity : Investment holding

(x) Name of company : Lead Royalty Investment Limited

Date & country of incorporation : 26 September 2006
Labuan, Malaysia

Issued share capital : THB10 comprising 1 share of THB10

Principal activity : Investment holding

(xi) Name of company : Sunway Investment Limited

Date & country of incorporation : 26 September 2006
Labuan, Malaysia

Issued share capital : THB10 comprising 1 share of THB10

Principal activity : Investment holding

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 15 November 2006

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	20-Nov-2006 12:31:14
Announcement No.	00021

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The details of the announcement start here ...



Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited, on Delisting from Euronext Amsterdam
Description	Please find attached the announcement relating to the above released by City e-Solutions Limited on 17 November 2006
Attachments:	CES.pdf Total size = **25K** (2048K size limit recommended)


ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

DELISTING FROM EURONEXT AMSTERDAM

The Board of Directors (the "Board") of City e-Solutions Limited (the "Company") announces that the ordinary shares of the Company ("Shares") will be de-listed from Eurolist by Euronext Amsterdam N.V. ("Euronext Amsterdam") with effect from 18 December 2006.

The Shares have been listed in both Amsterdam and Hong Kong since 1989. Due to very limited trading in the Shares on the Amsterdam Stock Exchange, the Company has requested Euronext Amsterdam N.V. to terminate the listing of the Shares on Euronext Amsterdam and Euronext Amsterdam N.V. has decided in favour of such request. As a result, the Shares will be de-listed from Euronext Amsterdam on 18 December 2006 and 15 December 2006 will be the last day that the Shares can be traded on Euronext Amsterdam. The Shares will remain listed and traded on the Hong Kong Stock Exchange.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 17 November 2006

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Please also refer to the published version of this announcement in The Standard.